Registration No. 333-237342

Filed Pursuant to Rule 433

Dated November 9, 2021

MicroSectors™ Launches Oil & Gas Exploration & Production Exchange Traded Notes on NYSE Arca

NEW YORK, November 9, 2021 – REX Shares, LLC (“REX”) is pleased to announce the launch of two new MicroSectors Exchange Traded Notes (“ETNs”) issued by Bank of Montreal (“BMO”) linked to the Solactive MicroSectors™ Oil & Gas Exploration & Production Index (ticker: SOLOILT). MicroSectors™ Oil & Gas Exploration & Production 3x Leveraged ETNs (ticker: OILU) and MicroSectors™ Oil & Gas Exploration & Production -3x Inverse Leveraged ETNs (ticker: OILD) will start trading today on NYSE Arca.

The Solactive MicroSectors™ Oil & Gas Exploration & Production Index, was launched in October 2021, and tracks the stock prices of large-capitalization companies that are domiciled and listed in the U.S. and that are active in the exploration and production of oil and gas.

“We are excited to bring another pair of leveraged and inverse leveraged exchange-traded notes to market with BMO and Solactive,” said Scott Acheychek, President of REX. “MicroSectors focuses on innovating the exchange traded products (“ETPs”) landscape by offering targeted indices across popular market segments, such as U.S. energy, U.S. large cap banks, and U.S. big tech.”

About REX Shares

Founded in 2015, REX Shares (“REX”) is an independent provider of ETPs based in Fairfield, Connecticut. As ETP architects, the REX team creates investment vehicles that solve for a range of specific challenges in investor portfolios. The firm is rooted in decades of structuring and building inventive exchange-traded product solutions.

For more information, please visit www.rexshares.com or www.microsectors.com.

Twitter: @REXShares and @MSectors

The ETNs are senior, unsecured obligations of BMO.

Investment suitability must be determined individually for each investor, and the ETNs may not be suitable for all investors. This information is not intended to provide and should not be relied upon as providing accounting, legal, regulatory or tax advice. Investors should consult with their own financial advisors as to these matters.

The ETNs are intended to be daily trading tools for sophisticated investors to manage daily trading risks as part of an overall diversified portfolio. They are designed to achieve their stated investment objectives on a daily basis. The returns on the ETNs over longer periods of time can, and most likely will, differ significantly from the return on a direct long or short investment in the index.

BMO, the issuer of the ETNs, has filed a registration statement (including a pricing supplement, a product supplement, a prospectus supplement and a prospectus) with the Securities and Exchange Commission (the “SEC”) about each of the offerings to which this free writing prospectus relates. Please read those documents and the other documents relating to these offerings BMO has filed with the SEC for more complete information about BMO and these offerings. These documents may be obtained without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Bank of Montreal, any agent or any dealer participating in these offerings will arrange to send the applicable pricing supplement, product supplement, prospectus supplement and prospectus if you so request by calling toll-free at 1-877-369-5412.

Solactive AG (“Solactive”) is the licensor of the Index. The notes are not sponsored, endorsed, promoted or sold by Solactive in any way, and Solactive makes no express or implied representation, guarantee or assurance with regard to: (a) the advisability in investing in the notes; (b) the quality, accuracy and/or completeness of the Index; and/or (c) the results obtained or to be obtained by any person or entity from the use of the Index. Solactive does not guarantee the accuracy and/or the completeness of the Index and shall not have any liability for any errors or omissions with respect thereto. Notwithstanding Solactive’s obligations to its licensees, Solactive reserves the right to change the methods of calculation or publication of the Index, and Solactive shall not be liable for any miscalculation of or any incorrect, delayed or interrupted publication with respect to the Index. Solactive shall not be liable for any damages, including, without limitation, any loss of profits or business, or any special, incidental, punitive, indirect or consequential damages suffered or incurred as a result of the use (or inability to use) of the Index.

MicroSectors™ and REX™ are registered trademarks of REX. The trademarks have been licensed for use for certain purposes by Bank of Montreal. The ETNs are not sponsored, endorsed, sold or promoted by REX or any of its affiliates or third-party licensors (collectively, "REX Index Parties"). REX Index Parties make no representation or warranty, express or implied, to the owners of the ETNs or any member of the public regarding the advisability of investing in securities generally or in the ETNs particularly or the ability of the Index to track general market performance. REX Index Parties' only relationship to Bank of Montreal with respect to the Index is the licensing of the Index and certain trademarks, service marks and/or trade names of REX Index Parties. REX Index Parties are not responsible for and have not participated in the determination of the prices, and amount of the ETNs or the timing of the issuance or sale of the ETNs or in the determination or calculation of the equation by which the ETNs are to be converted into cash. REX Index Parties have no obligation or liability in connection with the administration, marketing or trading of the ETNs. Inclusion of a security within an index is not a recommendation by REX Index Parties to buy, sell, or hold such security, nor is it considered to be investment advice.